MEMORANDUM

date:	February 12, 2024

to:	Joseph Cascarano Robert Littlepage Austin Pattan Jeffrey Kauten

from:	Brandon J. Bortner Telephone Number: 1(202) 551-1840 brandonbortner@paulhastings.com

subject:	Digital World Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-4

Office of Technology Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Digital World Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed January 22, 2024

File No. 333-264965

Dear Joseph Cascarano, Robert Littlepage, Austin Pattan, and Jeffrey Kauten:

On behalf of Digital World Acquisition Corp., a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 1, 2024, regarding the Company’s Amendment No. 3 to Registration Statement on Form S-4 filed with the Commission on January 22, 2024 (the “Amendment No. 3”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing Amendment No. 4 to the Company’s Registration Statement on Form S-4 with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4

Cover page

1.

We note that you intend to rely on the controlled company exemption under the Nasdaq corporate governance standards. Please revise to highlight your reliance on the exemption and provide a cross-reference to the related risk factor disclosure.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amended Registration Statement.

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

February 12, 2024

Background of the Business Combination

Timeline of the Business Combination Post-IPO Negotiations, page 180

2.

We note your response to our prior comment 1. We further note your statement on page 190 that “the SPAs with the remaining PIPE Investors were terminated in full as the requirement that the resale registration statement be declared effective prior to Closing (the “Effective Registration Closing Condition”) could not be fulfilled based on correspondence from the staff of the SEC on August 19, 2022 and August 23, 2022 and such remaining PIPE Investors were not willing to waive the Effective Registration Closing Condition.” Please revise to make clear that because the closing conditions in the SPAs requiring that the privately-placed shares be registered for resale prior to the closing of the business combination were not consistent with the requirements of Section 5 of the Securities Act of 1933, the parties were unable to satisfy the closing conditions.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 193 of the Amended Registration Statement.

The Board’s Reasons for Approval of the Business Combination, page 190

3.

We note your response to our prior comment 5. It is unclear how “assisting the board with its comparative analysis of companies similar to TMTG for the purposes of benchmarking a valuation range in connection with financial due diligence” falls outside the definition of a report, opinion, or appraisal as described in Item 1015(b) of Regulation M-A, as the form of the report’s delivery, whether written or oral, and the intention of the parties do not constitute dispositive factors as to whether the parties received a third-party report, opinion, or appraisal materially related to the transaction. Given that the comparative analysis was provided to the board in connection with its updated due diligence, it appears to be material to the transaction. As such, please revise your disclosure to provide the information required by Item 1015(b) of Regulation M-A.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5, 18, 43, 44, 68, 199, 200 and 201 of the Amended Registration Statement. Additionally, the Company will furnish the Alvarez & Marsal Valuation Services presentation as an exhibit to the Registration Statement.

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

February 12, 2024

Information About TMTG

About Trump Media & Technology Group, page 236

4.	We note your response to our prior comment 9. To provide context to your disclosures regarding cumulative signups for Truth Social, please disclose the number of signups for the periods presented.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 32, 157, 244 and 257 of the Amended Registration Statement.

Executive and Director Compensation of TMTG, page 304

5.	Please provide updated executive compensation information for the 2023 fiscal year. Refer to Item 402(m) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 316 to 321 of the Amended Registration Statement.

Note 7. Net Sales-Related Party, Related Party Receivable and Payable, page FF-29

6.

We note in your revised disclosures provided in response to prior comment 14 that “TMTG did not provide any services in connection with such assigned sales.” We also note that the related party assigned earnings to TMTG from his public appearances. We are unclear how assigned earnings without rendering services is revenue. Please refer to the core principle in ASC 606-10-5-3 and identify for us the Company’s customer. Describe the terms of the customer contract including your performance obligations and the transaction price. Also, tell us why the assigned earnings from the related party are not, in substance, a capital contribution.

Response:

The Company acknowledges the Staff’s comment, TMTG determined that there were errors related to the classification of income in the proper period in the previously issued 2022 and 2021 financial statements. In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” TMTG determined that the errors were material to its previously issued financial statements. Therefore, TMTG concluded that the previously issued financial statements should be restated.

In September 2021, President Donald J. Trump (DJT) contractually assigned to TMTG any and all net revenue derived by DJT from “The History Tour: Donald Trump and Bill O’Reilly,” a series of four public events in December 2021. TMTG originally classified the income (approximately $2.1 million) from the licensing arrangement as net sales from related parties; however, as restated, it

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

February 12, 2024

is now classified as other income from related parties. The restatement has no impact on TMTG’s loss from operations before income taxes, its Statement of Stockholders Deficit, Consolidated Balance Sheet, or Consolidated Statement of Cash Flows.

The substance of the transaction related to actual ticket sales for specified events, which were assigned (on a non-discretionary basis) in accordance with a contractual obligation (a licensing arrangement). Ultimately, this transaction had no impact on the capital stock or percentage stock holding of TMTG.

The Company has therefore revised the disclosures on pages F-F-14, F-F-21, F-F-24 and F-F-30 of the Amended Registration Statement. In addition, the Company revised the pages 267 and 269 of the section entitled “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Of TMTG” to reflect the restatement of the aforementioned items in the Amended Registration Statement.

Note 8. Convertible Promissory Notes, page FF-30

7.

We note your revised disclosures in response to prior comment 15. Regarding Convertible Promissory Notes 1 to 7, please expand your disclosure to explain the terms and conditions of the automatic discounted share-settlement feature and how the other scenarios (i.e., IPO, PE, or change of control) trigger an automatic discounted share- settlement feature that result in a variable number of shares of Company stock to be issued to the Lender upon conversion of the Notes.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-F-15 and F-F-31 of the Amended Registration Statement.

*    *    *    *

If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840 or Gil Savir at 770-878-2696

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner

of PAUL HASTINGS LLP